Formation

Formation Capital Corporation
Suite 720 [redacted]
Vancouv
Tel: 604.6
Websi

Formation Retains Shaw Environmental & Infrastructure, Inc.

Vancouver, B.C., December 18, 2003, Formation Capital Corporation (Formation, FCO-TSX) (the Company) is pleased to announce they have retained Shaw Environmental & Infrastructure, Inc. (Shaw E & I), to assist with the overseeing, coordination, and management of the Company's permitting program under the National Environmental Policy Act process. This process governs the procedures to complete the Environmental Impact Statement and receive a Record of Decision from the United States Department of Agriculture Forest Service in regards to the permitting of the Company's Idaho Cobalt Project located in Lemhi County Idaho. Shaw E & I will work closely with the Company's existing consultants and environmental team to expedite the permitting process.

Shaw E & I, one of the largest full-service Environmental Consulting/Engineering contractors in the United States, is well versed in environmental and permitting projects within Idaho. A wholly-owned subsidiary of The Shaw Group, Shaw E & I is comprised of more than 6,000 professionals located in more than 90 offices throughout the U.S. and abroad. It has provided innovative solutions for environmental and infrastructure projects worldwide. Through acquisition, Shaw E & I brings together the resources of two industry leaders: The IT Group and Stone & Webster, Inc. Shaw E & I offers support throughout all phases of a project, from planning and permitting through design, construction, operation and reclamation.

Shaw E & I's key management personnel assigned to the Idaho Cobalt Project offer more than 50 years of combined experience in Environmental and Engineering services. Mr. Conrad Parrish, P.Eng., MBA, a mining environmental professional with over 25 years of experience, is known for the breadth of his experience in the technical, regulatory, business and governmental relations aspect of environmental work. Mr. Richard Schowengerdt is a principal engineer and hydrogeologist providing over 27 years of engineering, hydrological and construction expertise in environmental engineering and remedial investigations, design, construction and project management to the mining industry.

Formation Capital Corporation is dedicated to the principles of environmentally sound mining and refining practices, and believes that environmental stewardship and mining can co-exist. The Company trades on the Toronto Stock Exchange under the symbol FCO.

Formation Capital Corporation

"Mari-Ann Green"

Mari-Ann Green
C.E.O.

For further information please contact:
Formation Capital Corporation
720 - 789 West Pender Street, Vancouver, BC, V6C 1H2
Head Office: 604-682-6229
Email: inform@formcap.com - Or visit our Web site at: www.formcap.com